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Rosemarie A. Thurston	Direct Dial: 404-881-4417	E-mail: rosemarie.thurston@alston.com

April 16, 2015

VIA EDGAR AND OVERNIGHT DELIVERY

Kim McManus

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Mail Stop 3010

Washington, D.C. 20549-6010

Re:	Resource Real Estate Innovation Office REIT, Inc. Registration Statement on Form S-11 Registration No. 333-201842

Dear Ms. McManus:

This letter sets forth the response of our client, Resource Real Estate Innovation Office REIT, Inc. (the “Issuer”), to the comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), as set forth in its letter dated February 27, 2015 regarding the Issuer’s Registration Statement on Form S-11 (the “Registration Statement”).

In connection with the submission of this correspondence, the Issuer has filed Amendment No. 1 to the Registration Statement (“Amendment No. 1”) with the SEC via EDGAR. A blacklined version of Amendment No. 1, which is marked to show changes from the Registration Statement, is enclosed herewith. For convenience of reference, this response letter includes the same caption and paragraph number, as well as the text of the comment, set forth in your February 27, 2015 comment letter followed by the Issuer’s response. References to page numbers in the Issuer’s responses are references to page numbers of Amendment No. 1.

General

1.     Comment: We note that you have included disclosure indicating that you may invest in real estate-related debt. We further note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the 1940 Act. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

Response: As described in greater detail on page 107 of Amendment No. 1, the Issuer intends to conduct its operations so that the Issuer, the Issuer’s operating partnership and each subsidiary of the operating partnership are not required to register as an investment

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Ms. Kim McManus

April 16, 2015

company under the Investment Company Act of 1940, as amended (the “Investment Company Act”).

Section 3(a)(1)(A) of the Investment Company Act defines an “investment company” as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the Investment Company Act defines an “investment company” as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire “investment securities” having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis (the “40% Test”). Excluded from the term “investment securities,” among other things, are U.S. government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.

The Issuer believes that it, its operating partnership and most of the subsidiaries of its operating partnership will not fall within either definition of an investment company as the Issuer intends to invest primarily in real property (office properties), rather than in real estate-related debt, through its operating partnership or its operating partnership’s wholly or majority-owned subsidiaries.

The Issuer is organized as a holding company that conducts its businesses primarily through its operating partnership, which in turn is a company conducting its business of investing in real property either directly or through its wholly or majority-owned subsidiaries. Even if the value of investment securities held by a subsidiary of the Issuer’s operating partnership were to exceed 40% of its total assets, the Issuer expects that subsidiary to be able to rely on the exclusion from the definition of “investment company” provided by Section 3(c)(5)(C) of the Investment Company Act, which is available for entities “primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on, and interests in, real estate.” This exception generally requires that at least 55% of a subsidiary’s portfolio be comprised of qualifying real estate assets and at least 80% of its portfolio be comprised of qualifying real estate assets and real estate-related assets (and no more than 20% comprised of miscellaneous assets).

In addition, the Issuer believes that neither it nor its operating partnership will be considered an investment company under Section 3(a)(1)(A) of the Investment Company Act because neither the Issuer nor its operating partnership will engage primarily or hold itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, through the operating partnership or the operating partnership’s wholly owned or majority-owned subsidiaries, the Issuer and its operating partnership will be primarily engaged in the business of purchasing or otherwise acquiring real property, mortgages and other interests and liens in real estate.

The Issuer acknowledges that the Staff will refer this response to the Division of Investment Management for further review.

What is Resource Real Estate Innovation Office REIT, Inc.?, page 1

2.     Comment: We note your disclosure regarding the valuation of your sponsor and its parent company’s managed portfolio on pages 1 and 4. Please remove from the summary section

Ms. Kim McManus

April 16, 2015

valuation information for companies other than the issuer. This information is not appropriate for the prospectus summary.

Response: The Issuer has deleted the above-referenced disclosure as requested.

Who is the parent of your sponsor and what experience does it have in the real estate market?, page 5

3.     Comment: We note your disclosure that “Resource America’s investments emphasize consistent value and long-term returns with an income orientation.” Please include a cross-reference to your discussion of adverse business developments on pages 125–127.

Response: The Issuer has supplemented the question and answer captioned “Who is the parent of your sponsor and what experience does it have in the real estate market,” which includes the at-issue disclosure, to include a cross-reference to the discussion set forth under “Prior Performance Summary—Adverse Business Developments or Conditions.” Please reference page 5 of Amendment No. 1.

Other Affiliates, page 73

4.     Comment: We note your disclosure regarding the valuation of portfolios managed by Resource America and Resource Real Estate on pages 73–74. If you choose to retain portfolio valuation information related to these entities, please expand the disclosure to provide a more complete discussion of the valuation and explain the basis for calculations. In addition, please balance this disclosure with a cross-reference to adverse business developments discussion on pages 125–127.

Response: The Issuer has elected to retain the portfolio valuation information. The Issuer has revised the disclosure under the section captioned “Our Sponsor and the Parent of our Sponsor” to provide a more complete discussion of the valuation and to include a description of the methodology utilized to calculate assets under management. In addition, the Issuer confirms that it has supplemented the referenced disclosure to include a cross reference to the discussion set forth under “Prior Performance Summary—Adverse Business Developments or Conditions.” Please reference page 74 of Amendment No. 1.

Prior Performance Summary, page 116

5.     Comment: We note your disclosure in Appendix A that while your investment objective is similar to prior programs, your prior programs focused on multifamily properties as opposed to offices. Please include similar disclosure in your narrative.

Response: The Issuer has revised the narrative in the Prior Performance Summary to include the requested disclosure. Please reference page 118 of Amendment No. 1.

Appendix A – Prior Performance Tables, page A-1

Table III – Operating Results of Prior Programs, page A-2

6.     Comment: Please revise to be consistent with Disclosure Guidance Topic No. 6 or

Ms. Kim McManus

April 16, 2015

advise. In this regard, we note the lack of a summary balance sheet, statement of cash flows and distribution data per $1,000 invested.

Response: The Issuer has revised Table III to be consistent with Disclosure Guidance Topic No. 6 as requested. Please reference pages A-4 through A-8 of Amendment No. 1.

Table IV – Results of Completed Programs, page A-7

7.     Comment: Refer to comment 6 above. Please revise to be consistent with Disclosure Guidance Topic No. 6 or advise.

Response: The Issuer has revised Table IV to be consistent with Disclosure Guidance Topic No. 6 as requested. Please reference page A-9 of Amendment No. 1.

Financial Statements

8.     Comment: Please include updated financial statements in your next amendment.

Response: The Issuer has included updated, audited financial statements in Amendment No.1 as requested.

We appreciate your review and assistance. Should you have any further questions or need additional information, please do not hesitate to contact me at (404) 881-4417.

Sincerely,

/s/ Rosemarie A. Thurston

Rosemarie A. Thurston

Enclosures

cc:	Shelle Weisbaum, Resource Real Estate Innovation Office REIT, Inc. Jason W. Goode, Alston & Bird LLP